January 10, 2014

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Permal Alternative Select Fund (the “fund”), a series of Legg Mason Partners Equity Trust (the “Trust”)
Post-Effective Amendment No. 288 (the “Amendment”)
Securities Act File No. 33-43446
Investment Company Act File No. 811-06444

Dear Ms. Lithotomos:

The Trust filed the Amendment on October 11, 2013 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”). This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with the undersigned on November 25, 2013. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.

Comment No. 1: You asked the Trust to confirm supplementally the status of the registration of River Canyon Fund Management LLC (“River Canyon”), one of the fund’s subadvisers, as an investment adviser under the Investment Advisers Act of 1940, as amended, with the Securities and Exchange Commission.

Response: The Trust has been informed by River Canyon that its registration as an investment adviser became effective as of November 5, 2013 (file no. 801-78722).

Comment No. 2: You asked the Trust to explain in a footnote to the Fees and Expenses Table the circumstances under which the contingent deferred sales charge (the “CDSC”) for Class A shares can be waived.

The Trust has received this comment on previous filings. The Trust respectfully submits that the current disclosure that states “Generally, none” is correct, because the CDSC of 1% is imposed only in

NEW YORK WASHINGTON PARIS LONDON MILAN ROME FRANKFURT BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

limited circumstances (i.e., on redemptions of Class A shares within 18 months of purchase when the shares were purchased without a sales load because the purchase amount was $1 million or more). The circumstances under which the CDSC is imposed on redemptions of Class A shares or waived are set forth later in the prospectus and statement of additional information. The Trust further respectfully submits that the requested footnote is not required by Item 3 of Form N-1A.

Comment No. 3: You asked the Trust to explain supplementally the following sentence in footnote 4 to the fee table: “The manager is permitted to recapture amounts waived and/or reimbursed to a class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limits described above.”

Response: The manager is permitted to recapture fees waived and/or expenses reimbursed only during the same fiscal year that the waiver/reimbursement took place. The fees and/or expenses cannot be recaptured in a later fiscal year.

Comment No. 4: You asked the Trust to provide a short statement of the fund’s strategy at the beginning of the principal investment strategies section.

Response: The requested disclosure has been added as follows:

This multi-manager, multi-strategy fund seeks to achieve long-term capital appreciation while generating attractive risk-adjusted returns. The fund will attempt to produce positive returns over a full market cycle, allocating assets to strategies that historically have had a low correlation to each other and may include Equity Hedge, Event Driven, Global Macro and Relative Value strategies. The fund will also attempt to limit declines during equity market corrections with lower overall fund volatility.

Comment No. 5: You asked the Trust to explain supplementally the status of the manager of managers application, including whether the fund needs the order to operate and what the Trust intends to do if the order is not obtained.

Response: The Trust’s manager of managers application is pending (file no. 812-14127). If the requested order is not obtained, the fund’s shareholders will be asked to approve any new subadvisers or changes to subadvisory agreements.

Comment No. 6: You noted that the fund’s trading adviser, BH-DG Systematic Trading LLP (“BH-DG”), is described as follows: “(part of a joint venture arrangement between David Gorton and a member of the Brevan Howard group of companies).” You noted that the description is confusing and asked the Trust which member of the “Brevan Howard group of companies” the description is referring to.

Response: The description of BH-DG has been revised to refer to Brevan Howard Investment Holdings Limited.

Comment No. 7: You asked the Trust to confirm that the fund is paying only the manager and not the subadvisers.

Response: The Trust confirms that the fund pays a management fee only to the manager. The subadvisers are not paid by the fund; they are paid by the manager.

Comment No. 8: You asked the Trust to confirm that the derivatives disclosure is in accordance with the guidance provided in the letter dated July 30, 2010 to the Investment Company Institute from the staff of the Securities and Exchange Commission regarding Derivatives-Related Disclosures by Investment Companies.

Response: The Trust is familiar with the above-referenced letter. The Trust believes that its derivatives-related disclosures are appropriate.

Comment No. 9: You asked the Trust to include disclosure for large capitalization company risk.

Response: The disclosure has been added as requested.

Comment No. 10: You asked the Trust to explain supplementally why leverage risk is included as a principal risk. You also asked the Trust to explain supplementally what is meant by borrowing “under certain limited circumstances.”

Response: While the fund does not intend to borrow money except in certain limited circumstances, such as to meet redemptions or to facilitate the allocation of assets from one subadviser to another, the fund is permitted to make extensive use of derivatives that expose the fund to economic leverage. As a result, the Trust believes that it is appropriate to disclose leverage risk as a principal risk.

Comment No. 11: You asked the Trust to explain supplementally what is meant by “momentum investing” and “event-driven” strategies.

Response: The prospectus disclosure on “event driven” strategies has been revised as follows:

Event driven strategies principally invest in companies involved in a variety of corporate actions. Event driven strategies may also invest in companies currently experiencing or expected to experience financial stress or distress. Through these strategies, the fund seeks to profit from potential mispricings of the securities and the pricing spreads created by the risks related to a specific corporate transaction or market event. Such events can include mergers, bankruptcies, financial or operational stress, restructurings, asset sales, recapitalizations, spin-offs, litigation, regulatory and legislative changes as well as other types of corporate events. The success of this strategy may depend on the anticipated event actually taking place and having the anticipated effect on the issuer’s value. These strategies may invest in high yield, lower rated securities (commonly known as “junk bonds”), equities and derivatives. Event driven strategies may hold long and short positions in equity and debt securities and derivatives.

The subadvisers will not use “momentum investing” as a strategy so disclosure regarding that strategy has been deleted from the prospectus and the SAI.

Comment No. 12: You asked the Trust to explain supplementally that only the Board of Trustees can terminate the fee waivers and/or expense reimbursements.

Response: The fee waiver arrangements cannot be terminated without the Board of Trustees’ consent.

The Trust’s Tandy representations are enclosed with this letter.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell

Dianne E. O’Donnell

Enclosures

cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC

Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

Neesa P. Sood, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Equity Trust

620 Eighth Avenue, 49th Floor

New York, New York 10018

January 10, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)
Post-Effective Amendment No. 288 to the Registration Statement
on Form N-1A
Securities Act File No. 33-43446
Investment Company Act File No. 811-06444

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Post-Effective Amendment No. 288 to the Registration Statement on Form N-1A of Legg Mason Partners Equity Trust on behalf of Permal Alternative Select Fund, a series of the Trust, as filed with the Commission on October 11, 2013 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Legg Mason Partners Equity Trust

By:	/s/ Rosemary D. Emmens
Name:	Rosemary D. Emmens
Title:	Assistant Secretary